

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Claudia DiGiacomo
Prudential Investments LLC
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102-4077

Re: Prudential Short Term High Yield Fund, Inc. (the "Fund")
       File Numbers 811-22632 & 333-178016

Dear Ms. DiGiacomo:

      On November 16, 2011, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made to register common stock. The Fund's investment objective is to provide a high level of current income. It seeks to accomplish its objective by investing primarily in a diversified portfolio of high yield fixed income instruments that are rated below investment grade. Under normal market conditions at least 80% of the Fund's assets will be invested in high yield fixed income instruments with varying maturities. The filed document contains blank spaces related to fees, costs and percentages; we will review the Fund's financial statements, expense table and other information submitted in subsequent pre-effective amendments and may have additional comments regarding that information.

      A letter of even date accompanied the filing and sought limited review. With certain exceptions, we have limited our review of the filing. Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection, indicate whether FINRA has reviewed the payments by the manager of various structuring fees, distribution assistance fees, sales incentives and other payments, and the reimbursements and other expenses to be paid by the Fund as discussed under the caption "Underwriting." Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

2.   In light of disclosure regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. *See,* Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Facing Page

3.   The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments, if any, are included in the shares being registered.

Prospectus Cover

4.   The cover page and prospectus disclose the Fund will have a (dollar) weighted average portfolio of five years or less. The Fund's name includes the term "Short Term." The staff has taken the position that a fund with the phrase "short-term" in its name should have a portfolio with a dollar weighted average maturity of three years or less. Accordingly, revise the policy or the Fund's name consistent with the above.

5.   Disclosure in the same paragraph indicates that under normal market conditions, and after the "initial investment period" following the offering, the Fund's investable assets will be invested in high yield instruments. Disclose what the Fund will invest in during the initial investment period. How long may the initial investment period be?

6.   Disclose whether the policy to invest 80% of the Fund's assets in junk securities is fundamental and if not, disclose that the Fund will provide 60 days written notice to shareholders if that policy should change.

Prospectus

7.   Delete the last two sentences of the paragraph that follows the Table of Contents which begins with the phrase: "You should assume that the information . . ." or add disclosure that the Fund will update the prospectus as necessary for material changes.

8.   The discussion captioned "Prospectus Summary – Who May Wish to Invest" discusses the suitability of the Fund as an investment. Revise the last paragraph by adding the substance of the discussion appearing in the last two sentences of the sub-caption "Selected Risk Factors – Inadequate Return," which warns investors that the

Fund is aggressive and not designed for investors with low risk tolerance, and that they should not invest unless they are prepared to lose their entire investment. Make similar changes in the section "Who May Wish to Invest" on page 18.

9.   Later disclosure sub-captioned "Investment Objective and Policies – Fixed Income Instruments" indicates that the Fund will invest in various types of fixed income securities as well as derivatives related to or referencing these types of securities and instruments. Clarify whether the Fund's investments in derivatives will be included in the Fund's policy to invest 80% of its assets in high yield securities. Also, confirm that the derivatives will have substantially similar economic characteristics as the Fund's debt investments and that they will be directly tied or closely linked to such investments.

10.   Revise the disclosure sub-captioned "Investment Objective and Policies – Lower Rated Securities" so as to indicate whether the Fund may invest in issuers that are in default. Revise the next paragraph, which deals with derivatives, to indicate whether the Fund will write credit default swaps on junk. Further, how much will the Fund segregate to cover the credit default swaps that it writes? Disclosure in this paragraph states that the Fund may use derivatives without limit. Disclose that fact on the prospectus cover.

11.   The first paragraph under "Leverage" indicates that the Fund may leverage synthetically through swaps and other derivatives. Revise this discussion to clarify further that the Fund also leverages through reverse repurchase or other portfolio arrangements. Disclosure in the first paragraph also states that it will take up to six months to invest the proceeds. Explain why it will take so long to invest the proceeds. Revise the last paragraph of this discussion to indicate briefly the various types of fees involved in leveraging with credit facilities.

12.   Revise the second sentence of the second paragraph under the "Leverage" sub-caption to disclose unambiguously that the costs of leverage are borne entirely by the Fund's <u>common stockholders</u>."

13.   The adviser's fee is based on investable assets, which includes all forms of leverage. Please disclose that this creates a conflict of interest because it creates an incentive for the manager to leverage. Clarify who monitors this conflict.

14.   Add disclosure to the sub-caption "Repurchase Agreements Risk," that these instruments are in effect loans by the Fund. Similarly, add disclosure to the discussion "Reverse Repurchase Agreements Risk," that these instruments constitute borrowings by the Fund.

15.   The disclosure sub-captioned "Lower Rated Securities Risk" indicates that lower rated high yield securities generally present the same risks as investments in "higher rated high yield securities." Please disclose why given that credit ratings are, in part, based upon the likelihood that an issuer will default.

16.   If appropriate, revise the discussion sub-captioned "Preferred Securities Risk" so as to add any special risks of junk preferred securities.

17.   Revise the fee table discussion consistent with the following:

- revise the "Annual Expenses" line items as indicated: "Annual Expenses (borne by common shareholders),"
- revise footnote 1 to add in the offering cost of leveraging, if any, in the first year,
- footnote 4 notes that the manager's fee is based on investable assets. Explain how investable assets is converted to net assets,
- delete the text pertaining to voluntary waivers, and
- delete the penultimate sentence of footnote 5.

18.   Revise the disclosure captioned "Investment Objective and Policies – Investment Policies" by stating the Fund's liquidity policy. Further, clarify whether the Fund will have sufficient liquid assets to cover its obligation to segregate.

19.   Disclosure captioned "Leverage – Credit Facility" states that: "The Fund would be expected to indemnify the lenders under the facility against liabilities they may incur in connection with the facility. The Fund may be required to pay commitment fees under the terms of any such facility." In the first instance clarify the liabilities to which the disclosure refers, and whether the Fund needs to be at fault. With respect to the second underlined item, is it not probable that the Fund will need to pay a commitment fee? Please confirm that the cost of the credit facility is included in the fee table.

20.   Disclose whether the Fund will need to have any assets on deposit with the lender. Also, indicate whether the lender may have any other power or rights over the pledged collateral, such as substitution rights.

21.   The prospectus indicates, under the sub-caption "General Risks Associated with Derivatives," that the Fund may acquire "synthetic collateralized loan obligations." Explain the nature of and risks related to investments in these instruments.

22.   Disclosures under the caption "Investment Restrictions," indicates that compliance with certain policies or limitations of the Fund that are expressed as a percentage of assets is determined at the time of investment and that such policies or limitations will not be violated if exceeded because of changes in market value. Under certain circumstances, §18(a) of the 1940 Act grants certain rights to holders of senior securities of closed-end funds in the event asset coverage limits are exceeded. Add appropriate disclosure regarding these requirements.

23.   The prospectus under the caption "Underwriting" refers to trustees. The Fund is a corporation with directors. Revise the disclosure accordingly.

24.   Disclosure under this caption also indicates that if all of the common stock is not sold at the initial offering price, the representatives may change the public offering price

and other selling terms. Procedurally, how may these changes be effected? Will a new registration statement be filed?

Part C.

25.   The signature page of the filing must contain the signatures required by §6 of the Securities Act.

<p style="text-align:center">*   *   *   *   *   *   *   *   *   *   *</p>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Thursday, December 15, 2011